SMARTHEAT INC.
1802 North Carson Street, Suite 212
Carson City, Nevada 89701

September 6, 2012

VIA EDGAR

John Cash
Account Branch Chief
Division of Corporation Finance
Mail Stop 3720
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re:	SmartHeat Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed April 2, 2012
File No. 1-34246

Dear Mr. Cash:

This letter responds to the comment letter, dated July 20, 2012, to SmartHeat Inc. (the “Company”) regarding the above-captioned filing of the Company. Please note that, for the Staff’s convenience, the Company has reproduced each of the Staff’s comments and the Company’s response to each comment follows immediately thereafter.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

1.
We note your response to prior comment one and understand that you intend to reclassify inventory impairment losses to cost of goods sold prospectively. We remind you to also revise your gross profit line item in your consolidated statements of operations and comprehensive loss, as well as the related narrative in MD&A, in future filings. Also, please help us better understand the underlying nature of your inventory and inventory advances and explain to us how you determine lower of cost or market value related to these balances.

Response:

The Company acknowledges the Staff’s comment and confirms it shall revise its gross profit line item in its consolidated statements of operations and comprehensive loss, as well as the related narrative in the MD&A, in future filings.

Mr. John Cash
U.S. Securities and Exchange Commission
September 6, 2012

Inventory mainly consists of raw materials, works in progress and finished goods. In terms of value, raw materials comprise the largest part of inventory. Certain raw materials, such as stainless steel products, plates, shims, gaskets, and pump valves, require longer than normal procurement periods, or “lead times,” with some procurement periods running longer than six months.  In order to guarantee availability of raw materials for production and sales, the Company’s subsidiaries, based on historical sale patterns, estimate and purchase material for the upcoming year. Since the overall economy in China started to decline in 2010, customer orders have slowed and some have been postponed; accordingly, the inventory on hand has become overstocked.

Most of the overstocked inventory on hand is steel based, and as such it is unlikely to be damaged or become obsolete. Further, China’s current inflationary pressures make it less likely that the price of the overstocked inventory will decrease.

The Company determines lower of cost or market value related to these balances by comparing the actual cost of the materials with their current market price.  If the current price of the materials is lower than their historical cost, the difference will be recorded as cost of sales in the current period.   In addition, the Company makes an inventory impairment provision at each quarter end for inventory held over 360 days.

Several of the suppliers to the Company’s subsidiaries are in a position to demand strict contract terms, including requiring deposits for the purchase of raw materials. Inventory advance, or “advance to suppliers,” represents deposits with suppliers for pending orders in accordance with purchase terms with these suppliers.

2.
We note your response to prior comment two; however, the last sentence of your response does not appear to reconcile with the remainder of the paragraph. Please clarify and please also confirm to us that your response represents your draft disclosure.

Response:

The Company acknowledges the Staff’s comment and proposes to remove the last sentence of the previous response, which the Company confirms represents its draft disclosure.

To clarify, the Company’s general policy is to reserve as bad debt allowance 50% of all amounts aged over 180 days from the payment due date, and 100%  of all amounts aged over 360 days from the payment due date.  The Company recognized bad debt expense according to its policy, but continues to work toward collection of all amounts due.

3.
We note your response to prior comment four; however, it is not clear to us what, if any, evidence you have to support your belief that “most outstanding accounts receivable will be collected.” Based on your response, we note that in the five months subsequent to December 31, 2011, you have only collected 16% of the gross accounts receivable that were outstanding as of that date. Please help us better understand how and why you continue to believe your receivables will be collected, including any discussions and/or agreements you have had with your customers regarding the amounts they owe you. Please also tell us what, if any, remedies are available to you in the event your customers do not pay the amounts they owe.

Mr. John Cash
U.S. Securities and Exchange Commission
September 6, 2012

Response:

The Company’s subsidiaries abide by a strict policy to control accounts receivable and to avoid bad debt expenses. The accounting and sales departments of the Company’s subsidiaries meet weekly to review and provide updates to subsidiaries’ management regarding  the collectability of the outstanding accounts receivable based on analysis of customers’ financial positions and discussions between the department staff and the customers. Customers purchase products of the Company’s subsidiaries as a capital expenditure; to finance this capital transaction they often require outside financing such as bank loans to make payments to the Company’s   subsidiaries. Collection has been slow recently because of the slowing of the Chinese economy and government mandated tight monetary policy. Therefore, the Company believes the 16% collection in the first five months of 2012 was reasonable given current economic conditions and does not indicate the risk of eventual non-payment. As of June 30, 2012, the Company collected 29% of the accounts receivable that were outstanding as of December 31, 2011. The Company recognized bad debt expense according to its policy, but continues to work toward collection of all amounts due.

The Company’ subsidiaries are enhancing their communications with customers and closely monitoring their activities to prevent bad debts. The Company’s subsidiaries have the right and ability to take legal action to recover amounts due if customers default in payment, though the Company has not yet taken any such actions.

4.
We note your response to prior comment five; however, it is not clear to us how your response reconciles with your accounting policies in your exchange act filings. We note your revenue recognition policy states that “sales revenue is recognized when PHEs, heat meters and heat pumps are delivered, and for PHE Units when customer acceptance occurs, the price is fixed or determinable, no other significant obligations of the Company exist and collectability is reasonably assured.” We further note your disclosure and your response that states “sales generally provide for 30% of the purchase price on placement of an order, 30% on delivery, 30% upon installation and acceptance of the equipment after customer testing and 10% no later than the termination of the standard warranty period, which ranges from 3 to 24 months from the acceptance date.” Based on your stated policies it appears to us that for PHEs, heat meters, and heat pumps, 60% of accounts receivable would already be due at the time you record the related revenue and for PHE Units, 90% of accounts receivable would already be due at the time you record the related revenue. Therefore, it remains unclear to us how your A/R aging is accurate. Please advise.

Mr. John Cash
U.S. Securities and Exchange Commission
September 6, 2012

Response:

Due to the slowdown of the Chinese economy and tightened monetary policy, and in order to attract and retain customers, the Company’s subsidiaries have been forced to adjust their contract terms to permit for more flexible and longer payment terms.  For accounts receivable recorded in 2011, approximately 15% was required to be paid within six months and approximately 10% was required to be paid after six months but within one year,  which have been included in current aging (less than 90 days) in the AR aging analysis at March 31, 2012. Aging is calculated based on specific payment due dates as a starting point. For example, in August of 2011, if products were delivered or installation finished, testing completed and customer acceptance received, sales and accounts receivable were recorded accordingly. However, if the sales contract indicated that the first 10% payment was due on January 2012, the account receivable would remain current until January 2012.

Should you or others have any questions or would like additional information, please contact Robert Newman, Counsel to the Company, at (212) 227-7422 or by fax at (212) 202-6055.

Very truly yours,

/s/ Oliver Bialowons
Oliver Bialowons
Chief Executive Officer

cc:           Robert Newman, Newman & Morrison LLP